Presentation to the Special Committee of the Board of Directors August 7, 2020 Exhibit (c)(5)

The following materials were prepared solely for discussion at a meeting of the Special Committee of the Board of Directors of TransAtlantic Petroleum, Ltd. (“TransAtlantic” or the “Company”) scheduled for August 6, 2020. In preparing this presentation, we have, with your consent, relied upon information provided by the Company and other publicly available information made available to us by or on behalf of the Company and the assurances of the Company’s management and representatives that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. We have not independently verified any of such information, and have relied on it being complete and accurate in all material respects. This presentation relates to an engagement letter with the Company, which letter describes the limitations and qualifications of our engagement and this presentation. We have not been requested to opine as to, and our services described in this presentation do not include or address, the relative merits of any proposed transaction as compared to any alternative business strategy that might exist for the Company, the decision of whether the Company should complete a transaction and other alternatives to a transaction that may exist. Furthermore, we have not considered any tax, accounting or legal effects of any proposed transaction structure to any person or entity (including the recipient). Please note that this presentation is based on the business and operations of the Company as represented to us as of the date hereof, and does not purport to take into consideration any information or events arising subsequent to such date. Seaport Gordian Energy (“SGE”) makes no representation or warranty that there has been no material change in the information provided by us in connection herewith. The information in this presentation is subject to the assumptions and conditions described in this presentation and the opinion to which it relates, and is necessarily based on economic, market and other conditions, and the information made available to us, as of the date hereof. We assume no responsibility for updating or revising this presentation based on circumstances or events occurring after the date hereof. To the extent projections and financial analyses are set forth herein, they may be based on estimated financial performance prepared by or in consultation with the Company or its management or representatives, and are intended only to suggest reasonable ranges of results. The information contained herein is confidential and has been prepared exclusively for the benefit and use of the Board of Directors of the Company and its Special Committee in their consideration of the proposed transaction, and may not be used for any other purpose or be discussed, reported, disseminated, quoted or referred to at any time, in any manner or for any purpose without written consent. The presentation is not to for the benefit of, and does not convey any rights or remedies to, any holder of securities of the Company or any other person. This presentation is subject to the assumptions, qualifications and limitations set forth herein and in the form of our fairness opinion letter, included as an appendix to this presentation, and does not constitute a recommendation by SGE to the Board of Directors, the Special Committee or shareholders of the Company on how to vote with respect to the proposed transaction. SGE is a joint venture affiliated with, and an associated person of, Seaport Global Securities LLC (“Seaport Global”) and Gordian Group, LLC (“Gordian Group”), each of whom is a registered broker-dealer and member firm of FINRA. The analyses and methodologies contained in this presentation, and the Opinion referred to herein and separately being delivered by SGE, were approved by the respective fairness opinion committees of Seaport Global and Gordian Group (collectively, the “BD Work Product”). SGE has approved and adopted the BD Work Product for itself and authorized and approved the issuance and delivery of this presentation and the Opinion. Disclaimer

Table of Contents Section Page Overview 4 Market Valuation 15 Appendix I – Form of Fairness Opinion 23 Appendix II – Engineering and Geological Information 26 Appendix III – Valuation Impact From Declining EBITDA 31 Appendix IV – Dilution Analysis 34

Seaport Gordian Energy LLC (“SGE”) has been engaged by the Special Committee (“Special Committee”) of the Board of Directors (the “Board”) of TransAtlantic Petroleum, Ltd. (“TransAtlantic” or the “Company”) to render an opinion (the “Opinion”) subject to the various assumptions and qualifications set forth herein that the merger considerations received by holders of Common Shares (other than Excluded Shares) is fair, from a financial point of view. The Company has obtained the authorization to include a copy of such opinion in the Proxy Statement. Prior to April 20, 2020, numerous discussions took place between the holders of the Series A Preferred Shares and the Special Committee of the Board of Directors regarding the purchase of the unaffiliated Common Shares given the current financial health of the Company and its future financial projections given the future commodity price strip, the likelihood the Company would need to pay-in-kind Preferred dividends resulting in significant shareholder dilution and increasing ownership in the Company, limited investable cash flow, an increased view the Preferred Shares were impaired with no clear path to repay the Preferred holders at maturity, and ultimately the maturity of the Turkish exploration and production licenses when the assets are returned to the state oil company. As a result of these discussions, holders of Preferred Shares suggested outcomes including restructuring the balance sheet and offering the unaffiliated Common Shareholders cash consideration of $0.00 to $0.018 per Common Share. It was generally agreed that a restructuring or bankruptcy situation would be detrimental to continuing operations under the license terms in Turkey. On April 20, 2020, the Special Committee received an unsolicited offer from the Mitchell Group, representing approximately 80% of the Series A Preferred Shares and approximately 50% of the common shares, to purchase 100% of the outstanding common shares of the Company for a fixed purchase price of $6,850,000. Although this fixed amount roughly equated to $0.11 per current Common Share, the resultant per share value would be significantly reduced based on the impact of three quarters of pay-in-kind (PIK) Series A Preferred Dividends in Common Shares that would likely take place ahead of closing TransAtlantic, through the Special Committee, engaged SGE on April 29, 2020, as the Company’s financial advisor in order to (a) assist the Special Committee in the evaluation of corporate and balance sheet related shareholder value enhancing alternatives, which assistance includes, without limitation, providing the Special Committee with a preliminary estimated valuation of the Company and its assets as a going concern, and (b) rendering an opinion with respect any potential corporate sale or merger transaction, if requested by the Special Committee SGE conducted extensive diligence on the Company as well as completing a full evaluation of its reserves based on a myriad of commodity price scenarios. Over a period of a week from May 21 to May 26, SGE made three presentations to the Special Committee that addressed the current valuation of TransAtlantic Petroleum, market comparables to the Company, a discussion around the values being generated for assets in the A&D market, an evaluation of the financial projections of the Company, the impact of future PIK dividends to the Series A Preferred holders, and a discussion about the April 20, 2020 Mitchell offer as it relates to this analysis. Overview Note: The special committee of the board of directors received legal advice from Akin Gump Strauss Hauer & Feld LLP

On May 28, 2020, the Special Committee received a revised Letter of Intent from the Mitchell Group that included cash consideration based on a fixed price of $0.11 per Common Share. The offer also included additional variable consideration based on a combination of any pro rata undrawn amounts under a proposed working capital line of credit and any working capital the Company accumulated over a base of $3 million. For a myriad of reasons, the Special Committee rejected this offer on June 2, 2020, but did counter the Mitchell Group suggesting that the offer should be approximately $0.17 per Common Share without the variable consideration component. On June 3, 2020, the Mitchell Group sent a response letter to the Special Committee that was formalized on June 15, 2020, into the fourth Letter of Intent offering to purchase the Common Shares of the Company for cash consideration of $0.078 per share. The reduction in consideration was due to a more realistic and longer closing time period that generated the need for more additional working capital for the Company to fund operating expenses, insurance, and corporate expenses and to make payments under the Paycheck Protection Program (“PPP”) through March 2021. On June 22, 2020, the Special Committee and the Mitchell Group plus its counsel engaged in full-day negotiations regarding the Letter of Intent On June 29, 2020, the Company entered into a non-binding letter of intent for a potential transaction pursuant to which a group of preferred holders (the “Preferred Shareholder Group”) representing approximately 80% of the Series A Preferred Shares (the Mitchell Group) would acquire 100% of the outstanding common shares not currently owned by members of the Preferred Shareholder Group of the Company for a fixed cash purchase price of $0.13 per Common Share. On June 29, 2020 the Company also entered into a non-binding letter of intent with the Preferred Shareholder Group to provide a working capital loan to the Company up to $8 million. The loan has a one year maturity but would mature in the event that the merger is terminated or with the closing of the merger. The loan has a 10% interest rate and is guaranteed by the equity in TransAtlantic Worldwide and TransAtlantic USA. On July 28, 2020, the Special Committee and the Series A Preferred holders and their counsels engaged in negotiations regarding the Agreement and Plan of Merger On August 1, 2020, the Special Committee of the Board of Directors negotiated the final terms of an Agreement and Plan of Merger by and among TAT HOLDCO LLC, TAT MERGER SUB LLC, and TRANSATLANTIC PETROLEUM LTD. TAT Holdco LLC was formed on July 23, 2020 in the State of Texas as a limited liability company for the purpose of being the sole member and manager of the TAT Merger Sub LLC. TAT Merger Sub LLC was formed on July 24, 2020 in the State of Texas as a limited liability company for the purpose of being the surviving entity in a merger of TransAtlantic into Merger Sub. Members of TAT Holdco collectively own 100% of the Series A Preferred Shares of TransAtlantic Petroleum and the members have been issued membership interests in the same percentages as their Series A Preferred Share ownership. The members agree that in conjunction with the acquisition of TransAtlantic via the Merger they will contribute 100% of their Series A Preferred Shares in TransAtlantic to TAT Holdco, and TAT Holdco will own one hundred percent (100%) of Merger Sub. On August 1, 2020, the Special Committee of the Board of Directors negotiated the final terms of a Loan and Security Agreement between TransAtlantic Petroleum (the Borrower) and Dalea Investment Group (the Lender), an affiliate of N. Malone Mitchell, 3rd, to provide an $8 million working capital line of credit. Overview

The Agreement and Plan of Merger contemplates TAT Holdco LLC through its wholly owned subsidiary, TAT Merger Sub LLC, both Texas limited liability companies, would merge with TransAtlantic Petroleum Ltd., a Bermuda exempted company and continue as a Texas limited liability company in accordance with the Companies Act of 1981 of Bermuda, as amended and the Texas Business Organizations Code. This merger has unanimous support from the Special Committee as well as the Series A Preferred holders as a transaction that is in the best interests of the Company and its common shareholders and constitutes fair value to its common shareholders. As part of the execution of the Agreement and Plan of Merger the Series A Preferred Holders would enter into a Voting and Support Agreement to vote the issued and outstanding Common Shares and Preferred Shares beneficially owned by such shareholders in favor of approval and adoption of this Agreement and the Bermuda Merger Agreement. These holders currently own 46.5 million shares representing approximately 68% of the voting shares. The proposed merger would be an all-cash takeover priced at $0.13 per share. Based on second quarter 2020 balance sheet and 68,955,206 common and restricted common shares outstanding as of July 31, 2020, this equates to a common share value of $9.0 million and a total enterprise value of the Company of $60.9 million. The share count is expected to increase quarterly beginning in the third quarter with a variable number of Common Shares issued as dividends for the Series A Preferred depending on the 15 day VWAP ahead of the dividend date. Assuming the average price for July of $0.31, dividends for the third and fourth quarter of 2020 could increase the share count by 5.9 million shares per quarter and increase the value of the transaction by $1.5 million. The merger resolution must be approved, according to Bermuda law, with a vote of at least 75% of those voting at a shareholders’ meeting. Under the Agreement, all Dissenting Shares would be cancelled and converted into the right to receive the merger consideration as though such Dissenting Shares were Common Shares, and any Dissenting Holder would, in the event that the fair value of a Dissenting Share as determined by the Supreme Court of Bermuda under Section 106 of the Companies Act is greater than the Merger Consideration, be paid such difference by the Surviving Company within thirty (30) days of the final Court appraisal of the fair value of such Dissenting Shares. The execution and the consummation of the transactions contemplated by the Agreement would not require any consent, approval or other authorization of any Governmental Entity, other than: the filing of the Bermuda Merger Notice and related attachments with the Bermuda Registrar in accordance with section 104C of the Companies Act; the filing of the Texas Certificate of Merger and related attachments with the Texas Secretary of State in accordance with the TBOC; the filing of the Texas Certificate of Merger and related attachments with the Bermuda Registrar in accordance with the Companies Act; the filing with the SEC of any filings or reports that may be required in connection with the Agreement and the transactions contemplated by the Agreement under the Exchange Act or the Securities Act; and where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not reasonably be expected to have a TAT Holdco Material Adverse Effect. Overview

Implied Value of Transaction

TRANSATLANTIC

Terms Proposed for the Acquisition of TransAtlantic Petroleum Ltd.	
Purchase Price:	Fixed purchase price of $0.13 per Common Share (the "Purchase Price"), for 100% of the Company's outstanding Common Shares.
Closing Date:	The closing of the transaction (the "Closing") would occur no later than 180 days after execution of the Agreement; provided, that either the Company or Parent may extend the Closing for up to an additional 120 days if necessary for regulatory approval purposes.

Market Value

$US in millions except per share data

Total Enterprise Value	$	73.5
(+) Cash[(1)]		8.6
(-) Preferred[(1)]		46.1
(-) Total Debt[(1)(2)]		14.5
Market Capitalization	$	21.5
Shares Outstanding[(3)]		69.0
Price per Common Share (8/3/2020)	$	0.31

PDP PV-10[(4)]

Total Enterprise Value	$	68.4
(+) Cash[(1)]		8.6
(-) Preferred[(1)]		46.1
(-) Total Debt[(1)(2)]		14.5
Market Capitalization	$	16.4
Shares Outstanding[(3)]		69.0
Price per Common Share	$	0.24

PDP PV-25[(4)]

$US in millions except per share data

Total Enterprise Value	$	47.1
(+) Cash[(1)]		8.6
(-) Preferred[(1)]		46.1
(-) Total Debt[(1)(2)]		14.5
Market Capitalization	$	(4.9)
Shares Outstanding[(3)]		69.0
Price per Common Share	$	(0.07)

Value Based on Composite Metrics[(5)]

Total Enterprise Value	$	42.1
(+) Cash[(1)]		8.6
(-) Preferred[(1)]		46.1
(-) Total Debt[(1)(2)]		14.5
Market Capitalization	$	(9.8)
Shares Outstanding[(3)]		69.0
Price per Common Share	$	(0.14)

Transaction Value

Total Enterprise Value	$	60.9
(+) Cash[(1)]		8.6
(-) Preferred[(1)]		46.1
(-) Total Debt[(1)(2)]		14.5
Market Capitalization	$	9.0
Shares Outstanding[(3)]		69.0
Price per Common Share	$	0.13

(1) As of June 30, 2020
(2) Includes mark to market loss on commodity derivative instruments of $3.2 MM as of June 30,2020
(3) Common and restricted Common Shares outstanding as of July 31, 2020
(4) Run at strip prices as defined on page 17
(5) Based on equity comparables, transaction comparables, and SGE reserve analysis as shown on page 16

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Transaction Summary Statistics

TRANSATLANTIC

($US in millions, except per share or indicated otherwise)

Implied Multiples of Proposed Transaction

	Deal Price
Proposed TransAtlantic Price Per Common Share	**$0.13**
Adjusted Shares Outstanding (fully diluted)	69.0
Transaction Equity Value	9.0
Plus: Debt(1)(2)	14.5
Plus: Preferred(1)	46.1
Less: Cash & Equivalents(1)	8.6
Estimated Total Enterprise Value ("TEV")	**$60.9**

Estimated TEV Multiples:

	Statistic	Multiple
Revenue:		
LTM (as of 6/30/2020)	$46.0	1.3x
2020E(4)	$26.0	2.3x
2021E(4)	$24.8	2.5x
EBITDA:		
LTM (as of 6/30/2020)	$24.5	2.5x
2020E(4)	$10.4	5.9x
2021E(4)	$6.9	8.8x

Implied Statistics of Proposed Transaction

Production (as of 6/30/2020)	
Oil (Bbl/d)	2,183
Gas (Mcf/d)	2
Net Production (Boe/d)	2,185
% Oil	*99.9%*
% Natural Gas	*0.1%*
SGE Reserves (As of 7/1/2020)(3)	
Net Proved Reserves (MMBoe)	6.737
PDP PV-10 ($MM)	68.4
% Proved Developed	76%
% Oil	*91.7%*
% Gas	*8.3%*
Acreage	
Developed Acres (Net)	365,171
Undeveloped Acres (Net)	162,800
Total Acres (Net)	527,971
Metrics	
TEV / Net Production ($/Boepd)	$27,877
TEV / Proved Reserves ($/Boe)	$9.04
TEV / Net Acres	$115

(1) As of 6/30/2020
(2) Includes mark to market loss on commodity derivative instruments of $3.2 MM as of June 30,2020
(3) SGE reserves effective 7/1/2020 run at Brent strip pricing as of 7/27/2020
(4) Company estimates

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Transaction consideration is below current market stock price. Despite attempts by the Company to emphasize the Going Concern opinion, the various below market offers for the Common Shares, and the limited financial liquidity of the Company, the share price has continued to strengthen. Possible challenges include: Limited equity research coverage and published financial projections – Company looks less mispriced based on trailing financial performance than forecast Lack of awareness regarding the limited liquidity No updated reserve report since year-end report that reflected last year’s pricing – Company looks less expensive based on year-end reserves Lack of understanding regarding the limited buyers universe and market value for these properties Believe that Malone Mitchell will bail out the Company and continue to personally backstop debt and invest capital. Waiting does not benefit the Common Shareholder due to corporate liquidity constraints, preferred dilution, debt/preferred maturities, and license maturities Recoveries under a bankruptcy/restructuring situation to the Common Shareholder would be far less, in our opinion, and potentially zero. Given an approximate six month process to Closing, additional quarterly financial reports and operational updates can provide additional necessary valuation data points. The Company will exhaust its cash position by 2020 without an infusion of new capital; Runway can be extended via Dalea Working Capital Line of Credit but the Company would only be facing another maturity wall and shareholders will continue to be diluted by PIK dividends on the Preferred Shares. Inability to repay the Working Capital Line at close would likely result in shareholders receiving no recovery Limited or no ability to replace DenizBank without substantial personal guarantees and liens on personal property within Turkey Limited operating cash flow available to reinvest into properties; economics of reinvestment provide limited returns at today’s strip prices Limited buyer market at reduced valuation: in 2018, TPH approached ~450 prospective buyers and only generated one bid for the Company at ~50% of PDP PV-10 which should fall into a range of PDP PV-25 to PDP PV-40. The A&D market was better in 2018 than it is in 2020 due to lower market valuations and limited access to capital Issues exist with the Series A Preferred: Limited corporate cash flow generates the need to PIK quarterly dividends in lieu of cash dividends resulting in significant shareholder dilution until maturity and reduces the per share value of the Company There is no clear path to refinance the Series A Preferred at maturity in 2024 Our analysis suggests the Preferred Stock is the fulcrum security in the capital structure and would end up with over 90% of the Company if the Company could be restructured suggesting that the current offer provides the common holders with a disproportional amount of value versus the outcome of a restructuring; unaffiliated holders would be further diluted quarterly with additional PIK dividends Based on our estimate of the current sales value of the Company’s assets, any value received by the Common Shareholders is being paid at the detriment to the recovery of the Series A Preferred License maturity; given the Turkish production and development licenses have maturities before the end of field life, every year, the Company’s proved developed producing reserve decline until termination of the licenses; Selmo terminates in 2025 and made up 47% of production during 2019 and 25% of proved PV-10 according to SGE reserve analysis as of 7/1/2020 TransAtlantic Issues and Considerations

E&P Bankruptcy Overview (1) Source: Haynes and Boone bankruptcy monitor (2) Oil price shown as average price in each quarter North American E&P Bankruptcies since 2016(1)(2) Capital providers are focusing on “top-tier” assets to allocate capital, and as a result, micro-cap international operators like TransAtlantic have a much higher cost of capital or limited to no access to capital Due to the recent OPEC+ price war, combined with the decrease in demand from the Covid-19 pandemic, oil prices sharply declined into the beginning of 2Q20 before stabilizing in the low $40s This exacerbated the financial condition of many E&P companies on the heels of a limited capital market over the past couple years for small issuers The result was an uptick in bankruptcy filings by E&P companies in 2Q20 The increasing uncertainty in the E&P sector has driven a reduction in transaction values as capital availability has been greatly reduced for senior debt, subordinated debt and all forms of equity The Company is currently forecasted to run cash negative in 4Q20 as a result of the declining market conditions and no access to capital Based on tests of the market to try to raise capital, the only viable options for the Company to pursue would be to restructure the balance sheet or for the Company to remain solvent through utilization of Dalea Investment Group’s working line of credit North American E&P Bankruptcies since 2016(1)(2) 17 34 10 9 7 7 2 8 6 12 4 6 5 13 15 9 5 18 $- $10 $20 $30 $40 $50 $60 $70 $80 - 5 10 15 20 25 30 35 40 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 Brent Price Number of Filings per Quarter New Bankruptcies since Previous Quarter Brent Oil Price

Detailed Timeline of Recent Events

YTD Stock Performance vs Brent Price


$0.60
$0.50
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$0.20
$0.10
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TAT Stock Price
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$-
Brent Price
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2/05/2020
2/12/2020
2/19/2020
2/26/2020
3/04/2020
3/11/2020
3/18/2020
3/25/2020
4/01/2020
4/08/2020
4/15/2020
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4/29/2020
5/06/2020
5/13/2020
5/20/2020
5/27/2020
6/03/2020
6/10/2020
6/17/2020
6/24/2020
7/01/2020
7/08/2020
7/15/2020
7/22/2020
7/29/2020
TAT - Share Price
Brent Crude Oil

#	Date	Event
1	3/25/2020	Year end annoucement and 2019 10-K. Detailed the "Going Concern" issues
-	March/April 2020	Discussions between the Directors, including those representing the Company's preferred, believed that the Company's Common Shares had a wide range of values below current market price based on updated reserve analysis. Discussed the cost of bankruptcy/restructuring which was estimated at $1 million plus reputational risk in Turkey and the risk of loss of licenses
2	4/7/2020	Special Committee contacted Michael Bodino of Seaport Global Securities to set up a call to discuss the state of play at TransAtlantic in light of recent market and commodity price oscillations
3	4/9/2020	Seaport Gordian Energy ("SGE") makes proposal to work for TransAtlantic Petroleum's Special Committee
4	4/23/2020	Public disclosure of 4/20/2020 Letter of Intent from the Mitchell Group representing 80% of the preferred holders to purchase 100% of the Common Shares for $6.85 million
5	5/21/2020	SGE presents valuation discussion materials to the Special Committee
6	5/23/2020	SGE presents updated and incremental information to the Special Committee
7	5/26/2020	SGE provides third presentation to the Special Committee and recommends a fixed price per Common Share instead of a fixed dollar amount and a higher price closer to market prices
8	5/28/2020	Special Committee responds to Mitchell Group rejecting the initial offer
9	5/29/2020	TransAtlantic announces PIK of 2Q preferred dividend
10	6/1/2020	Public disclosure of a 5/28/2020 Letter of Intent for a fixed price purchase of $0.11 per Common Share plus a variable purchase consideration including an undrawn line of credit plus working capital over $3 million

#	Date	Event
11	6/2/2020	5/28/2020 proposal rejected by the Special Committee
12	6/2/2020	Special Committee counters with ask for $0.17 per Common Share
13	6/3/2020	Mitchell Group provides Response Letter suggesting the value is $0.078 per Common Share with supporting analysis
14	6/8/2020	TransAtlantic hosts its annual meeting and provides a presentation that outlines guidance for the year and provides information regarding the last Mitchell Group proposal as well as the rejection by the Special Committee
15	6/15/2020	Mitchell Group provides a formal Letter of Intent to purchase the Common Shares of TransAtlantic for $0.078 per Common Share
16	6/16/2020	The Special Committee rejected the 6/15/2020 proposal
17	6/17/2020	TransAtlantic publishes its first quarter results and files its first quarter 10-Q that restates its going concern opinion and announces a $20.3 million impairment
18	6/22/2020	SGE provides updated and repriced reserve summary to the Special Committee
19	6/30/2020	Special Committee agrees to nonbinding LOI from Mitchell Group (representing 80% of the Preferred Shares) to purchase 100% of the Common Shares of TransAtlantic not owned by members of the Preferred Share Group for $0.13 per Common Share. Additionally, the Mitchell Group agrees to a Working Capital Line of Credit to provide up to $8 million to the Company at a 10% interest rate that would mature at the earlier of 1 year, the termination of the merger agreement, or the closing of the merger. This loan would be secured by the equity in TransAtlantic Worldwide and TransAtlantic USA
20	7/2/2020	TransAtlantic press releases the acceptance of the LOI from the Mitchell Group

Source: Factset and Company information

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11

Overview of TransAtlantic Petroleum


BULGARIA
NORTHWEST TURKEY
BLACK SEA
GEORGIA
TEKIRDAG FIELD
GREECE
ISTANBUL
OSMANLI FIELD
ARMENIA
ANKARA
AEGEAN SEA
TURKEY
SOUTHEAST TURKEY
SELMO FIELD
IRAN
DIYARBAKIR
MOLLA AREA
IDIL AREA
MEDITERRANEAN SEA
SYRIA
IRAQ
CYPRUS

Business Description

- Addison, Texas based, Bermuda domiciled, TransAtlantic Petroleum engages in the acquisition, exploration, development and production of oil and gas properties in Turkey
- Assets are held in exploration and production licenses that mature between 2020 and 2039 with key field maturities occurring in 2023 (Yeniev) and 2025 (Selmo)
- 61% of production for 2019 was attributed to the Selmo and Yeniev Fields, which represents 55% of proved PV-10 value in SGE's reserve analysis

Key Executives

- N. Malone Mitchell 3rd – Chairman of the Board and Chief Executive Officer
- Todd Dutton – President
- Selami Erdem Uras – Executive Vice President, Turkey
- Tabitha Bailey – Vice President, General Counsel, and Corporate Secretary
- Michael Hill – Chief Accounting Officer
- David Mitchell – Vice President, Engineering

Current Operational and Financial Metrics

Share Price as of 8/3/2020	$0.31
Market Capitalization	$21.5 million
Enterprise Value(1)(2)	$73.5 million
2020E Revenue	$26.0 million
2020E EBITDA	$10.4 million
Current Production	2.2 MBoepd
SGS PDP PV-10 (Effective 7/1/20)(3)	$68.4 million

(1) Balance sheet items as of 6/30/2020
(2) Includes mark to market loss on commodity derivative instruments of $3.2 MM as of June 30, 2020
(3) Does not include fair value of commodity derivative instruments as of June 30, 2020 of ($3.2) MM

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Estimated Mid Year Equity Ownership Summary

Common Equity Shareholder	%OS	Position
West Family Investments, Inc.	5.1%	3,503,598
Morgan Stanley & Co. LLC	1.1%	753,338
Bridgeway Capital Management, Inc.	0.7%	508,000
The Vanguard Group, Inc.	0.5%	337,879
The California Public Employees Retirement System	0.3%	196,860
BlackRock Fund Advisors	0.2%	159,554
SVA Wealth Management LLC	0.2%	134,994
Geode Capital Management LLC	0.1%	97,946
Millennium Management LLC	0.1%	57,009
The Northwestern Mutual Life Insurance Co. (Invt Port)	0.1%	50,000
Top 15 Institutions Total	**8.7%**	**5,952,625**
Mitchell Noah Malone III	57.3%	39,313,687
Kmf Investments Partners Lp	5.3%	3,636,724
Rochman Randy	0.9%	609,870
Estate Of Alexander Robert G	0.3%	177,853
Bayley Brian Eric	0.2%	156,205
Top 5 Insiders Total	**64.0%**	**43,894,339**
Other	27.3%	18,739,326
Total	**100.0%**	**68,586,290**

Preferred Equity Ownership	%OS	Position
The Mitchell Group	80.2%	739,000
KMF Investment Partners / West Family Investments	19.8%	182,000
Total	**100.0%**	**921,000**

- The Mitchell Group, KMF, and West common share ownership is approximately 68% of the Company and beneficially, the group owns approximately 81% assuming conversion of the preferred shares

Source: Factset and Company filings
Note: Table above excludes 368,916 restricted shares that are subject to vesting

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13

TRANSATLANTIC

Financial Projections of Company

($USD in millions)

		1Q20	2Q20	3Q20	4Q20	2020	1Q21	2Q21	3Q21	4Q21	2021	2022	2023	2024	2025
Income Statement															
Revenue	$	8.4	6.5	5.7	5.4	26.0	5.6	6.5	6.3	6.3	24.8	25.5	29.3	32.0	25.2
EBITDAX	$	8.0	0.2	1.2	0.9	10.4	1.1	2.1	1.9	1.8	6.9	9.0	12.2	14.8	11.8
Balance Sheet															
Cash	$	12.8	8.6	4.3	(0.4)	(0.4)	(3.7)	(1.8)	(0.2)	1.1	1.1	7.6	9.4	(27.5)	(17.2)
Total Assets	$	103.2	94.7	92.2	88.1	88.1	86.3	88.1	89.4	91.1	91.1	97.9	110.7	73.6	82.4
Total Debt	$	10.6	10.6	6.7	2.7	2.7	-	-	-	-	-	-	-	-	-
Net Debt	$	(2.1)	2.0	2.4	3.1	3.1	3.7	1.8	0.2	(1.1)	(1.1)	(7.6)	(9.4)	27.5	17.2
Preferred Equity	$	46.1	46.1	46.1	46.1	46.1	46.1	46.1	46.1	46.1	46.1	46.1	46.1	-	-
Cash Flow Statement															
Cash Flow from Operations	$	14.1	(3.3)	0.5	(0.2)	11.1	0.0	2.1	1.6	1.5	5.2	6.7	11.8	9.3	10.7
Capital Expenditures (ex Dry Hole Costs)	$	2.9	0.6	1.0	0.5	4.9	0.7	0.2	-	0.2	1.1	0.2	10.0	0.1	0.3
Cash Flow from Financing	$	(9.4)	-	(4.0)	(4.0)	(17.4)	(2.7)	-	-	-	(2.7)	-	-	(46.1)	-
Free Cash Flow (CFO less CapEx)	$	11.2	(3.9)	(0.4)	(0.7)	6.2	(0.7)	2.0	1.6	1.3	4.1	6.5	1.8	9.1	10.3
Operating Profile															
Net Oil Production	Mbbl	218	199	197	188	802	177	167	159	158	661	611	679	693	548
Net Gas Production	MMcf	56	1	4	3	64	3	13	52	33	101	167	165	133	92
Total Production	Mboe	227	199	198	189	813	178	169	167	164	678	639	707	715	563
Net Production per Day	Mboe/d	2.5	2.2	2.1	2.1	2.2	2.0	1.8	1.8	1.8	1.9	1.8	1.9	2.0	1.5
D&C CapEx	$	2.9	0.6	2.6	0.5	6.6	0.7	0.2	-	0.2	1.1	0.2	10.0	0.1	0.3
Facilities CapEx	$	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total CapEx	$	2.9	0.6	2.6	0.5	6.6	0.7	0.2	-	0.2	1.1	0.2	10.0	0.1	0.3

Issues Moving Forward

License Expiration

The Selmo production lease and exploration license will expire in June 2025 and November 2023, respectively, which accounts for ~50% of TransAtlantic's production

Preferred Maturity

The Series A Preferred is scheduled to mature in 4Q24 and TransAtlantic is not forecasted to have enough capital to repay the principal amount

DenizBank Amortization

TransAtlantic is continuing to amortize the DenizBank facility; however, it does not forecast to have enough cash flow to completely amortize it by 1Q21, as can be seen from the negative cash balance in 4Q20 through 3Q21 in the model output above

Working Capital Line of Credit

Without the line of credit, the Company projects to run out of cash by 4Q20. The Line of Credit will mature at the earliest of 1 year after the closing date, termination of the merger agreement, or the closing of the transaction contemplated by the merger agreement

Source: Company provided

Cash flow assumes no cash dividends on the Series A Preferred

Strip Pricing as of 7/27/2020: $44.27 Oil / $5.40 Gas for 2020; $46.37 Oil / $5.40 Gas for 2021; $48.23 Oil / $5.40 Gas for 2022; $49.86 Oil / $5.40 Gas for 2023; $52.97 Oil / $5.40 Gas for 2024+

Values include hedges for 2020-2021

Seaport Gordian Energy

14

Market Valuation

Football Field Valuation Summary Average: $42.1 MM Data above is based on a range of valuations across several metrics that were considered comparable transactions or companies (except the reserve analysis that was engineered and evaluated as of July 1, 2020, and using a July 27, 2020 Brent Strip price including recent differentials). The “point in time” valuation ranges were calculated by applying the first quartile (low) to third quartile (high) multiples to create a range of expected values based on the Company’s metrics. The average value is average of all ranges for all metrics used. The average enterprise value of $42.1 million compares to a transaction value of $60.9 million suggesting a 44.7% premium over the mean valuation multiple for the Company across all metrics and compares favorably to high end of the valuation spectrum. Adjusting the total enterprise value for net debt and the outstanding preferred shares to generate an equity value per share generates a negative value per share as compared to the $0.13 per Common Share offer. This offer compares favorably with the high end of the valuation spectrum. Total Valuation ($MM) Implied Share Price(1) ($0.17) $0.09 ($0.44) ($0.34) ($0.32) $0.58 ($0.39) $0.00 ($0.54) ($0.27) ($0.02) $0.16 Average: ($0.14) (1) Balance sheet items as of 6/30/2020 Data based on 1st and 3rd quartiles from equity comparables (pg 20), transaction comparables (pg 19), and SGE reserve analysis (pg 17) Transaction TEV $60.9 MM Market TEV $73.5 MM Transaction Price $0.13 Market Price $0.31 Equity Comparables 2020E EBITDA ▪ 3.6x - 5.3x 2020E EBITDA Multiple ▪ 2020E EBITDA: $10.4 MM 2021E EBITDA ▪ 2.6x - 3.6x 2020E EBITDA Multiple ▪ 2021E EBITDA: $6.9 MM 2020E Production ▪ $12,000 - $39,800 / Boepd Multiple ▪ 2020E Production: 2.2 MBoepd 2021E Production ▪ $11,600 - $26,200 / Boepd Multiple ▪ 2021E Production: 1.9 MBoepd Transaction Comparables Current Production ▪ $5,100 - $30,800 / Boepd Multiple ▪ Current Production: 2.2 MBoepd SGE Reserve Analysis PDP ▪ PDP PV25: $47.1MM PV15 - PV25 ▪ PDP PV15: $59.5MM $37.3 $18.0 $26.7 $21.5 $11.1 $47.1 $54.9 $25.0 $88.6 $48.7 $67.3 $59.5 $- $10 $20 $30 $40 $50 $60 $70 $80 $90 $100 $(0.60) $(0.40) $(0.20) $- $0.20 $0.40 $0.60 Total Valuation ($MM) Implied Share Price(1) ($0.17) $0.09 ($0.44) ($0.34) ($0.32) $0.58 ($0.39) $0.00 ($0.54) ($0.27) ($0.02) $0.16

SGE Reserve Summary (As of 7/1/2020) Reserve Summary Assumptions Oil strip pricing as of 7/27/2020 (1) Flat gas price of $5.40/MMbtu Effective as of 07/01/2020 Differentials range from ($3.72) to ($7.52) depending on the field Values do not include hedges currently in place for 2020 and 2021 Total: $104MM Oil Pricing Sensitivity Brent Oil Strip Pricing as of 7/27/2020: $44.27 Oil for 2020; $46.37 Oil for 2021; $48.23 Oil for 2022; $49.86 Oil 2023; $52.97 Oil for 2024+ Total Proved PV-10 by Top 5 Fields ($MM) Total PV-10 by Rescat ($MM) TransAtlantic Reserve Summary - By Rescat Category Net Oil (MBbl) Net Gas (MMcf) Equivalent (Mboe) % Oil Investment ($MM) PV-10 ($MM) PDP 3,353 384 3,417 98% $1 $68 PDNP 1,229 2,949 1,721 71% $2 $29 PUD 1,598 - 1,598 100% $17 $6 Total Proved 6,181 3,333 6,737 92% $20 $104 PROB 2,128 476 2,208 96% $10 $28 Total 2P 8,310 3,809 8,944 93% $30 $133 POSS 2,866 624 2,970 96% $11 $41 Total 3P 11,176 4,433 11,915 94% $41 $173 Total: $104MM

Reserve Value Sensitivity Analysis Highlighted values are less than the valuation based on the $0.13 per Common Share offer of $60.9 MM Highlighted values are less than the estimated valuation based on the $0.13 per Common Share offer at year end of $62.9 MM. Includes 2 PIK dividends at current market price of $0.31 per Common Share Includes mark to market loss on commodity derivative instruments of $3.2 MM as of June 30,2020 Given the timeline to a transaction closing, the bottom box represents the rolled forward valuation for year end 2020 adjusted for the production run off out of the Company’s reserves and the projected year-end balance sheet. Assuming two additional Series A Preferred PIK Dividends for 3Q and 4Q at August 3rd stock price of $0.31, the year-end valuation needed to achieve a $0.13 per Common Share value equates to $62.9 million(3). At Brent Strip pricing as of July 27, 2020, this value generates a rate of return on the producing assets of approximately 9%, excluding any costs associated with G&A or cost of capital. Please note that despite a contango oil strip, the valuations are substantially lower in the future than today The top box represents a mid-year valuation of $60.9 million(3) to achieve a $0.13 per Common Share valuation. At Brent Strip pricing as of July 27, 2020, this value generates a rate of return on the producing assets of approximately 14% excluding any costs associated with G&A or cost of capital. In order for a higher per share price to be contemplated, a higher commodity price forecast must be utilized or the buyer of the shares would need to accept a lesser rate of return PDP Value - 7/1/2020 Effective Date ($MM)(1) Discount Rate 10% 15% 20% 25% 30% 35% 40% 45% 50% $30 $26.7 $23.7 $21.4 $19.4 $17.8 $16.5 $15.3 $14.3 $13.4 $35 $37.2 $33.0 $29.6 $26.9 $24.6 $22.7 $21.1 $19.6 $18.4 $40 $48.2 $42.6 $38.2 $34.6 $31.6 $29.1 $27.0 $25.2 $23.6 $45 $59.6 $52.5 $47.0 $42.5 $38.8 $35.7 $33.1 $30.8 $28.8 Strip $68.4 $59.5 $52.6 $47.1 $42.6 $38.9 $35.8 $33.1 $30.8 $50 $71.1 $62.5 $55.8 $50.5 $46.0 $42.3 $39.2 $36.4 $34.1 $55 $82.7 $72.6 $64.8 $58.5 $53.3 $49.0 $45.3 $42.1 $39.3 $60 $94.4 $82.8 $73.7 $66.5 $60.6 $55.6 $51.4 $47.8 $44.6 Price Deck PDP Value - 1/1/2021 Effective Date ($MM)(2) Discount Rate 10% 15% 20% 25% 30% 35% 40% 45% 50% $30 $22.9 $20.4 $18.4 $16.7 $15.3 $14.2 $13.2 $12.3 $11.5 $35 $32.1 $28.5 $25.6 $23.2 $21.3 $19.6 $18.2 $17.0 $15.9 $40 $41.8 $36.9 $33.1 $30.0 $27.4 $25.3 $23.4 $21.8 $20.4 $45 $51.8 $45.7 $40.9 $37.0 $33.8 $31.1 $28.8 $26.8 $25.0 Strip $61.3 $53.4 $47.3 $42.4 $38.5 $35.1 $32.3 $29.9 $27.9 $50 $62.0 $54.5 $48.7 $44.0 $40.1 $36.9 $34.1 $31.8 $29.7 $55 $72.3 $63.5 $56.6 $51.1 $46.6 $42.8 $39.6 $36.8 $34.4 $60 $82.7 $72.5 $64.5 $58.2 $53.0 $48.7 $45.0 $41.8 $39.1 Price Deck

TRANSATLANTIC Petroleum Ltd.

Select Precedent Transactions – U.S. Liquids Weighted From $0 to $200 Million

Select Precedent Transactions From $0 to $200 million									
Date Announced	Buyers	Sellers	Basin	Value ($MM)	Production (MBoe/d)	% Liquids	$/Daily Boe	PD PV-10 ($MM)	% of PD PV-10
7/10/2020	Presidio Petr. Co	Templar Energy LLC	Anadarko	$ 91	18.0	44%	$5,056	$160	57%
5/26/2020	Texas American Resources LLC	Titan Energy LLC	Gulf Coast West	9	1.8	92%	4,722		
4/14/2020	EPUS Global Management	Ring Energy	Delaware	28	0.9	63%	30,837	65	43%
4/3/2020	BCE-Mach III LLC	Alta Mesa Resources	Anadarko	160	30.0	67%	5,317		
2/21/2020	Magnolia Oil & Gas	Ridgefield Energy Partners	Eagle Ford	71	1.8	84%	39,176		
TransAtlantic Petroleum					2.2	100%		$68.4	

	$/Daily Boe	Implied TAT Value
Min	$4,722	$10.3
Median	$5,317	$11.6
Trimmed Mean	$13,736	$30.0
Mean	$17,021	$37.2
Max	$39,176	$85.6

- Due to a lack of relevant transactions and availability of data for Turkish transactions, SGE evaluated some recent U.S. liquids related transactions from $0 to $200 million to determine the average production metrics
- As a result of the decline in commodity prices, deals are trading below PDP PV-10 value and because of the lack of economic inventory, buyers need to make their economic returns from the forecasted producing wells resulting in a higher discount rate than 10%
- The geopolitical issues in Turkey combined with the uncertainty in license renewals, causes further discounts to be applied in an asset sale situation
  - In a better oil and gas market in 2018, Tudor Pickering Holt & Co ("TPH") ran a strategic alternatives process approaching circa 450 prospective buyers which generated one bid for the entire Company for approximately 50% of PDP PV-10 (equating to ~$0.03 per common share)
- Although a more challenging oil and gas market exists today given the supply-demand dynamics, recent transaction prices in the U.S. A&D market are at recent lows except for two transactions.
  - The Magnolia transaction in some of the best rock in Karnes County largely occurred before the market collapse and the inventory is economic today justifying a lesser discount.
  - The buyer of the Ring Energy transaction attributed significant value to the commercial water disposal assets beyond the shallow conventional depth segregated mature production
- The trimmed mean value (eliminating the high and low value) of $13,736/Boepd suggests a value for TransAtlantic based on production of $30.0 million value

Seaport Gordian Energy

19

Select International Oil & Gas Equity Comparables

(Production in thousands, Price is actual all other figures in Millions)

Company	Ticker	Price 8/3/2020	Shares Out	Equity Value	Total Debt	Cash & Cash Equiv.	Net Debt	Ent Value
Large								
LUKOIL PJSC	LKOH-RU	68.55	692.9	47,498	8,822	6,408	2,414	49,912
MOL Hungarian Oil & Gas Plc Class A	MOL-HU	5.89	819.4	4,830	4,215	2,391	1,824	6,654
OMV AG	OMV-AT	31.60	327.3	10,341	13,425	6,548	6,877	17,218
Israel								
Energean Plc	ENOG-GB	7.48	177.1	1,325	916	354	562	1,886
Ukraine								
Serinus Energy plc	SEN-PL	0.11	239.3	26	33	5	28	54
Enwell Energy plc	RPT-GB	0.19	320.6	60	1	63	(62)	(2)
JKX Oil & Gas plc	JKX-GB	0.23	171.7	40	6	21	(15)	25
Kurdistan								
Gulf Keystone Petroleum Limited	GKP-GB	1.21	210.4	254	102	191	(89)	165
ShaMaran Petroleum Corp.	SNM-CA	0.02	2,160.6	48	190	5	185	234
Genel Energy PLC	GENL-GB	1.88	277.7	522	298	394	(96)	426
Regional								
Valeura Energy Inc.	VLE-CA	0.27	86.6	23	0	33	(32)	(10)
TransAtlantic Petroleum Ltd.	TAT	0.31	69.0	$22	$14	$9	$6	$73

Company	EBITDA			Production		TEV / EBITDA			TEV / Production	
	2019	2020E	2021E	2020E	2021E	2019	2020E	2021E	2020E	2021E
Large										
LUKOIL PJSC	$19,105.2	$9,613.8	$12,079.0	2,146.0	2,189.0	2.6x	5.2x	4.1x	$23.3	$22.8
MOL Hungarian Oil & Gas Plc Class A	$2,455.5	$1,863.7	$2,373.2	110.0	114.0	2.7x	3.6x	2.8x	$60.5	$58.4
OMV AG	$6,248.8	$4,409.5	$6,290.6	459.0	484.0	2.8x	3.9x	2.7x	$37.5	$35.6
Israel										
Energean Plc	$32.7	$36.5	$390.2	40.5	81.9	57.6x	51.7x	4.8x	$46.6	$23.0
Ukraine										
Serinus Energy plc	$8.0	$12.1	$17.9	2.6	2.6	6.7x	4.5x	3.0x	$20.8	$20.8
Enwell Energy plc	$26.3	$19.0	N/A	N/A	N/A	-0.1x	-0.1x	N/A	N/A	N/A
JKX Oil & Gas plc	$43.0	$38.0	N/A	N/A	N/A	0.6x	0.7x	N/A	N/A	N/A
Kurdistan										
Gulf Keystone Petroleum Limited	$122.9	$21.2	$97.5	28.2	33.1	1.3x	7.8x	1.7x	$5.9	$5.0
ShaMaran Petroleum Corp.	$36.4	N/A	N/A	N/A	N/A	6.4x	N/A	N/A	N/A	N/A
Genel Energy PLC	$320.6	$81.1	$178.5	30.3	30.7	1.3x	5.3x	2.4x	$14.1	$13.9
Regional										
Valeura Energy Inc.	$2.4	N/A	N/A	0.6	0.7	-4.0x	N/A	N/A	($14.8)	($13.7)
TransAtlantic Petroleum Ltd.	39.3	10.4	6.9	2.2	1.9	1.9x	7.1x	10.6x	$33.4	$38.7
Average						6.5x	9.2x	3.1x	$24.2	$20.7
Trimmed Average						1.9x	4.5x	2.9x	$23.9	$20.1
1st Quartile						0.5x	3.6x	2.6x	$12.0	$11.6
3rd Quartile						3.7x	5.3x	3.6x	$39.8	$26.2

Source: Factset except for Company forecasts. TAT's total debt includes mark to market loss on commodity derivative instruments of $3.2 MM as of June 30,2020

Seaport Gordian Energy

20

Because the initial Comparable Company and Comparable Transaction analyses suggest the common equity may be underwater, Seaport Gordian also looked at the value of the Common Shares from the perspective that they are effectively an option on the price of oil. Seaport Gordian used the following assumptions to estimate the theoretical value of common equity as a out-of-the-money option under a Black-Scholes options pricing model : Underlying Price: $36 million (Based on indicative valuation of approximately $42 million; adjusted for hedge liability) Strike Price: $46.1 million (Face value of Preferred) Risk-Free Interest Rate: 0.22% Expected Life of Option: 1 – 5 years Volatility: 50 - 100% (Using Brent crude prices, 6-month to 2-year volatilities range from 50% to over 100%. These are considered to be very high and reflect the enormous turmoil in the energy sector.) Dividend Yield: 17.93% (Based on 14% blended interest - average of cash and PIK rate) These input generate a theoretical value attributable to the Common Shares of between $2.0 - $9.6 million, or $0.03 - $0.14 per Common Share. Please note that the above analysis does not consider the dilutive impact of Preferred PIK Dividends. Adding in one and two dividends at a share price of $0.31 would reduce the range to $0.03 – $0.13 and $0.02 – $0.12 per share, respectively. This is illustrative only and should not be viewed as a representation that such values are obtainable for the Common Shares. Black-Scholes Options Analysis

Black-Scholes Options Analysis (continued)

Below are sensitivity tables for the Black-Scholes analysis for different assumed face values of the Preferred Stock, length of option, and volatility levels.

Implied Price Per Common Share
(with Current Shares Outstanding)

		Volatility				
		50.0%	62.5%	75.0%	87.5%	100.0%
Years	1.00	$ 0.03	$ 0.05	$ 0.07	$ 0.09	$ 0.11
	2.00	$ 0.04	$ 0.06	$ 0.09	$ 0.11	$ 0.14
	3.00	$ 0.04	$ 0.06	$ 0.09	$ 0.11	$ 0.14
	4.00	$ 0.03	$ 0.06	$ 0.08	$ 0.11	$ 0.13
	5.00	$ 0.03	$ 0.05	$ 0.08	$ 0.10	$ 0.12

Implied Price Per Common Share
(with 2 Quarters PIK Dilution)

		Volatility				
		50.0%	62.5%	75.0%	87.5%	100.0%
Years	1.00	$ 0.02	$ 0.04	$ 0.06	$ 0.08	$ 0.10
	2.00	$ 0.03	$ 0.05	$ 0.07	$ 0.10	$ 0.12
	3.00	$ 0.03	$ 0.05	$ 0.08	$ 0.10	$ 0.12
	4.00	$ 0.03	$ 0.05	$ 0.07	$ 0.09	$ 0.11
	5.00	$ 0.03	$ 0.05	$ 0.07	$ 0.09	$ 0.10

Implied Price Per Common Share
(with Current Shares Outstanding)

		Preferred Waterfall Value				
		$ 25.00	$ 30.00	$ 35.00	$ 40.00	$ 45.00
Years	1.00	$ 0.02	$ 0.04	$ 0.06	$ 0.10	$ 0.13
	2.00	$ 0.03	$ 0.05	$ 0.08	$ 0.11	$ 0.15
	3.00	$ 0.03	$ 0.05	$ 0.08	$ 0.12	$ 0.16
	4.00	$ 0.03	$ 0.05	$ 0.08	$ 0.11	$ 0.15
	5.00	$ 0.02	$ 0.04	$ 0.07	$ 0.10	$ 0.14

Implied Price Per Common Share
(with 2 Quarters PIK Dilution)

		Preferred Waterfall Value				
		$ 25.00	$ 30.00	$ 35.00	$ 40.00	$ 45.00
Years	1.00	$ 0.02	$ 0.03	$ 0.05	$ 0.08	$ 0.11
	2.00	$ 0.02	$ 0.04	$ 0.07	$ 0.10	$ 0.13
	3.00	$ 0.02	$ 0.04	$ 0.07	$ 0.10	$ 0.13
	4.00	$ 0.02	$ 0.04	$ 0.07	$ 0.10	$ 0.13
	5.00	$ 0.02	$ 0.04	$ 0.06	$ 0.09	$ 0.12

Note that the option values starts declining after 4 years as the dividend yields are very high.

Seaport Gordian Energy

22

Appendix I – Form of Fairness Opinion

Form of Fairness Opinion

Form of Fairness Opinion (continued)

Appendix II – Engineering & Geological Information

Asset Overview

TRANSATLANTIC

Southeast Turkey

- 175,520 gross acres
- Cretaceous, Permian, Devonian, Ordovician reservoirs
- 6 production leases and 2 exploration licenses in southeast Turkey
- 4 main producing fields
  - Şelmo, Bahar, Yeniev and Arpatepe
- Current production of ~3.0 MBoepd (NRI)
- Significant exploration running room
  - 400+ MMBoe prospective resources
  - Silurian (Dadas) Sand and Shale resource plays
  - Recent Deep Bedinan data on adjacent block
- Restored security on Syrian border, restarting Bakuk

Northwest Turkey

- 240,081 gross acres
- Tertiary reservoirs
- 3 exploration licenses (Temrez) over Basin Centered Gas Accumulation Play (BCGA)
- Significant acreage expirations expected in 2020
- Only independent E&P with an operated position in the BCGA fairway
  - ~4-8 Tcf of gas and ~100-200 MMBbls of condensate resources
  - 50,000 net acres in core BCGA fairway
  - Production from shallow gas fields (~1 MMcfd)
- Jonah Field analogue
  - Valeura still committed to testing deeper gas pending the outcome of finding the right partner

Northwest Bulgaria

- 162,800 gross acres
- Jurassic, Triassic reservoirs
- 1 production concession
- ~USD$50 MM cost recovery pool
- Drilled and abandoned Koynare prospect in 1Q19
- 4 similar sized follow-ons mapped on 2D



BULGARIA
NORTHWEST TURKEY
BLACK SEA
GEORGIA
TEKIRDAG FIELD
GREECE
ISTANBUL
OSMANLI FIELD
ANKARA
ARMENIA
AEGEAN SEA
TURKEY
SOUTHEAST TURKEY
ELMO FIELD
IRAN
DIYARBAKIR
MOLLA AREA
IDIL AREA
MEDITERRANEAN SEA
SYRIA
CYPRUS



Romania
Bulgaria
KOYNARE CONCESSION
M GERAN
B GERAN
D LUKOVIT
STAROSEL
GRABEN KITCHEN
Pleven
PISAROVO
G DABNIK
Vratsa
VARBITZA
OZIROVO DISCOVERY DEVENTCI R-1 & R2
DRASHAN
Lovech
AGLEN
NORTH KOYNARE PROSPECT
Sofia
Seaport Global
2D LINES
3D OUTLINES
CONTOURS
OIL FIELDS
GAS FIELDS
IDENTIFIED DOLMI DABNIC LEADS
Miles

Seaport Gordian Energy

27

YE 2019 Reserve Overview

- YE 2019 reserve report by DeGolyer and MacNaughton
- Volume-weighted average prices for proved reserves were $58.65 / bbl for oil and $5.29 / Mcf
- Abandonment costs were provided by TransAtlantic and were estimated for current values and not adjusted for inflation
  - The Company has represented that it will relinquish operation of the Selmo field to the Turkish government at the end of June 2025, so it will not be responsible for abandonment costs pertaining to wells in the Selmo field that produce beyond June 2025

Category	Oil (MBbl)	Gas (MMcf)	Equivalent (MBoe)	PV-10 ($MM)
Proved Developed	5,624	2,282	6,004	$179
Proved Undeveloped	4,635	185	4,666	$110
Total Proved	**10,259**	**2,467**	**10,670**	**$289**
Probable Developed	920	815	1,056	$29
Probable Undeveloped	6,292	30	6,297	$142
Total Probable	**7,212**	**845**	**7,353**	**$171**
Possible Developled	1,062	951	1,221	$31
Possible Undeveloped	5,680	33	5,685	$148
Total Possible	**6,742**	**983**	**6,906**	**$179**

Seaport Gordian Energy

28

SGE Reserve Summary (As of 7/1/2020) Reserve Summary Total: $104MM Oil Pricing Sensitivity Oil Strip Pricing as of 7/27/2020: $44.27 Oil for 2020; $46.37 Oil for 2021; $48.23 Oil for 2022; $49.86 Oil 2023; $52.97 Oil for 2024+ Total Proved PV-10 by Top 5 Fields ($MM) Total PV-10 by Rescat ($MM) TransAtlantic Reserve Summary - By Rescat Category Net Oil (MBbl) Net Gas (MMcf) Equivalent (Mboe) % Oil Investment ($MM) PV-10 ($MM) PDP 3,353 384 3,417 98% $1 $68 PDNP 1,229 2,949 1,721 71% $2 $29 PUD 1,598 - 1,598 100% $17 $6 Total Proved 6,181 3,333 6,737 92% $20 $104 PROB 2,128 476 2,208 96% $10 $28 Total 2P 8,310 3,809 8,944 93% $30 $133 POSS 2,866 624 2,970 96% $11 $41 Total 3P 11,176 4,433 11,915 94% $41 $173 Assumptions Oil strip pricing as of 7/27/2020 (1) Flat gas price of $5.40/MMbtu Effective as of 07/01/2020 Differentials range from ($3.72) to ($7.52) depending on the field Values do not include hedges currently in place for 2020 and 2021

Impact of Adjustments on PDP PV-10 PDP PV-10 ($M) Commodity price decreases had the most significant impact on PDP PV-10, followed by production forecast updates

Appendix III – Valuation Impact From Declining EBITDA

Falling TAT EBITDA Pushing Valuation Multiples Higher Avg TEV / NTM EBITDA = 4.8x Avg TEV / LTM EBITDA = 2.9x Historic U.S. E&P TEV / LTM EBITDA Multiples Historic U.S. E&P TEV / NTM EBITDA Multiples Source: Factset Based on SGS Research’s classification of Large, Mid, and Small companies Falling TAT EBITDA Pushing Valuation Multiples Higher 2.9x 4.8x 0.0x 5.0x 10.0x 15.0x 20.0x 25.0x $- $0.50 $1.00 $1.50 $2.00 $2.50 TEV / EBITDA Stock Price Series1 TEV / LTM EBITDA TEV / NTM EBITDA Avg TEV / LTM EBITDA Avg TEV / NTM EBITDA Avg TEV / NTM EBITDA = 4.8x Avg TEV / LTM EBITDA = 2.9x Historic U.S. E&P TEV / LTM EBITDA Multiples 0.0x 2.0x 4.0x 6.0x 8.0x 10.0x 12.0x 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 TEV / LTM EBITDA Large Cap (>$10B) Mid Cap ($2B - $10B) Small Cap ($300MM - $2B) Historic U.S. E&P TEV / NTM EBITDA Multiples 0.0x 2.0x 4.0x 6.0x 8.0x 10.0x 12.0x 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 TEV / NTM EBITDA Large Cap (>$10B) Mid Cap ($2B - $10B) Small Cap ($300MM - $2B) Source: Factset Based on SGS Research’s classification of Large, Mid, and Small companies 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 Large Cap (>$10B) 7.7x 7.6x 7.1x 5.5x 6.3x 5.9x 5.3x 6.2x 5.7x 8.2x Mid Cap ($2B - $10B) 5.8x 6.0x 5.6x 4.3x 5.3x 4.6x 4.6x 4.6x 4.6x 6.2x Small Cap ($300MM - $2B) 5.4x 5.3x 4.8x 3.4x 4.3x 3.4x 3.6x 4.3x 4.3x 5.1x Average 6.3x 6.3x 5.9x 4.4x 5.3x 4.6x 4.5x 5.1x 4.9x 6.5x TAT

Future Valuation Based on LTM EBITDA ($ in millions except per share data) Based on future EBITDA projections, the Total Enterprise Value of the Company is projected to be worth less than the value of the Preferred Equity, assuming the Company trades at 4.0x LTM EBITDA. This, combined with the additional dilution from PIK dividends, results in the likely scenario that the Common Shares deteriorates in value over time. LTM EBITDA is relatively well correlated to actual share price with an R2 of 0.76 EBITDA LTM EBITDA TEV Valuation Balance Sheet Items Implied Avg. Actual Avg. Quarter ($MM) ($MM) 3.0x 3.5x 4.0x 4.5x 5.0x Total Debt(1) Preferred Cash(1) Shares Out.(2) Share Price Share Price 1Q15 17.6 85.4 256.2 298.9 341.6 384.3 427.0 128.7 0.0 42.5 41.0 6.24 4.84 2Q15 17.2 75.1 225.3 262.9 300.4 338.0 375.5 143.0 0.0 31.6 41.0 4.61 5.62 3Q15 14.9 65.9 197.7 230.7 263.6 296.6 329.5 129.7 0.0 26.4 41.0 3.91 3.35 4Q15 9.5 59.2 177.6 207.2 236.8 266.4 296.0 96.9 0.0 14.5 41.1 3.76 1.97 1Q16 8.5 50.1 150.3 175.4 200.4 225.5 250.5 92.9 0.0 15.7 41.3 2.98 0.87 2Q16 10.1 43.0 129.0 150.5 172.0 193.5 215.0 83.8 0.0 9.7 47.2 2.08 0.87 3Q16 12.8 40.9 122.7 143.2 163.6 184.1 204.5 87.4 0.0 20.6 47.2 2.05 0.87 4Q16 9.4 40.8 122.4 142.8 163.2 183.6 204.0 41.9 46.1 12.6 47.3 1.86 1.07 1Q17 9.4 41.7 125.1 146.0 166.8 187.7 208.5 30.6 46.1 15.4 47.3 2.23 1.18 2Q17 6.8 38.4 115.2 134.4 153.6 172.8 192.0 26.5 46.1 18.3 47.7 2.08 1.35 3Q17 7.3 32.9 98.7 115.2 131.6 148.1 164.5 12.4 46.1 2.8 50.3 1.51 0.94 4Q17 8.4 31.9 95.7 111.7 127.6 143.6 159.5 28.6 46.1 18.9 50.4 1.43 0.87 1Q18 8.3 30.8 92.4 107.8 123.2 138.6 154.0 24.5 46.1 16.3 50.4 1.37 1.41 2Q18 8.7 32.7 98.1 114.5 130.8 147.2 163.5 30.4 46.1 18.7 50.6 1.44 1.61 3Q18 13.9 39.3 117.9 137.6 157.2 176.9 196.5 26.2 46.1 13.6 50.6 1.95 1.44 4Q18 6.2 37.1 111.3 129.9 148.4 167.0 185.5 22.0 46.1 9.9 52.5 1.72 1.19 1Q19 12.3 41.1 123.3 143.9 164.4 185.0 205.5 36.9 46.1 19.7 52.5 1.93 1.14 2Q19 10.7 43.1 129.3 150.9 172.4 194.0 215.5 31.2 46.1 13.7 55.0 1.98 0.81 3Q19 7.8 37.0 111.0 129.5 148.0 166.5 185.0 26.1 46.1 14.5 57.7 1.57 0.71 4Q19 8.5 39.3 117.9 137.6 157.2 176.9 196.5 20.0 46.1 9.7 62.3 1.62 0.45 1Q20 8.0 35.0 105.0 122.5 140.0 157.5 175.0 10.6 46.1 12.8 62.7 1.53 0.34 2Q20E 0.2 24.5 73.5 85.8 98.0 110.3 122.5 10.6 46.1 8.7 69.0 0.73 0.25 3Q20E 1.2 17.9 53.7 62.7 71.6 80.6 89.5 6.7 46.1 4.3 69.0 0.34 0.31 4Q20E 0.9 10.3 31.0 36.1 41.3 46.4 51.6 2.7 46.1 (0.4) 69.0 (0.11) 1Q21E 1.1 3.5 10.4 12.1 13.8 15.6 17.3 0.0 46.1 (3.7) 69.0 (0.52) 2Q21E 2.1 5.3 15.9 18.6 21.3 23.9 26.6 0.0 46.1 (1.8) 69.0 (0.39) 3Q21E 1.9 6.0 18.1 21.2 24.2 27.2 30.2 0.0 46.1 (0.2) 69.0 (0.32) 4Q21E 1.8 6.9 20.8 24.3 27.8 31.2 34.7 0.0 46.1 1.1 69.0 (0.25) 1Q22E 2.4 8.2 24.6 28.7 32.8 36.9 41.0 0.0 46.1 2.5 69.0 (0.16) 2Q22E 2.3 8.4 25.3 29.6 33.8 38.0 42.2 0.0 46.1 4.6 69.0 (0.11) 3Q22E 1.8 8.3 24.9 29.1 33.2 37.4 41.6 0.0 46.1 6.3 69.0 (0.09) 4Q22E 2.5 9.0 27.0 31.5 36.0 40.5 45.0 0.0 46.1 7.6 69.0 (0.04) (1) 2Q20 - 4Q22 are f rom f inancial model. Does not include w orking capital line of credit, borrow ings under PPP loan, or current liabilities associated w ith hedges (2) Does not assume any additional PIK preferred dividends Note: EBITDA numbers include hedges for 2020 and 2021 ($ in millions except per share data)

Appendix IV – Dilution Analysis

Preferred Dividend Dilution Overview

Preferred Dividend Overview

- Dividends on the Series A Preferred shares are payable quarterly in cash, common shares, or a combination of cash and common shares at the election of the Company at a dividend rate of 12.0% if paid in cash or 16.0% if paid in common shares
- For 2020, TransAtlantic PIK'd the Q2 dividend in 5,819,908 common shares and plans to pay in kind the remaining 2020 preferred dividends
- There are 17 more dividend payments before the maturity of the Series A Preferred

Implication to Common Shareholders

- Common shareholders will eventually be diluted down to a minority position when compared to the Preferred Group as the preferred dividends are paid in common shares as opposed to cash
- The lower that the share price is for each respective quarter, the greater this dilution will be on a percentage basis
- A combination of lower valuations expected in the future based on projected EBITDA, as well as an increased share count from PIK'ing the preferred has the potential to drastically lower share price
- Assuming 2 additional quarters of PIK dividends at the current share price of $0.31, the preferred holders would own ~72% of the common shares of the Company. Assuming the dividends are PIK'd at $0.13 per share, the preferred holders would own ~77% of the common shares of the Company.

Quarterly Dilution Analysis(1)


80%
70%
60%
50%
40%
30%
20%
10%
0%
Dilution (%)
Common Shares
Preferred Dividend in Common Shares 5,912,151
Common Shares 68,955,206
Total Common Shares Out. 74,867,357
Dilution (%) 8%
$0.01 $0.03 $0.05 $0.07 $0.09 $0.11 $0.13 $0.15 $0.17 $0.19 $0.21 $0.23 $0.25 $0.27 $0.29 $0.31 $0.33 $0.35 $0.37 $0.39 $0.41 $0.43 $0.45 $0.47 $0.49
TAT Share Price
Current

(1) Shows estimated future dilution by 1 quarter at the current stock price of $0.31 per share

Seaport Gordian Energy
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